                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                           Clarion Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   180606 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                 William Blair Mezzanine Capital Fund III, L.P.
                          Attention: Terrance M. Shipp
                              222 West Adams Street
                             Chicago, Illinois 60606

                                 with a copy to:
                          Robert L. Schlossberg, Esq.
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4080
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 19, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 180606 10 5             13D                         PAGE 2 OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair Mezzanine Capital Fund III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    9,847,797 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    9,847,797 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,847,797 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.8% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------
(1) Power is exercised through its sole general partner, William Blair Mezzanine Capital Partners III, L.L.C.
(2)  Based on 23,961,551 shares of Common Stock outstanding as of December 6,
     2001.

CUSIP NO. 180606 10 5             13D                         PAGE 3 OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair Mezzanine Capital Partners III, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    9,847,797 (1)(2)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    9,847,797 (1)(2)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,847,797 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.8% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------
(1) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Fund III, L.P.
(2) Power is exercised through its members, William Blair & Company, L.L.C., and Wilblairco Associates, and its Initial Managing Directors, Timothy J. MacKenzie, Terrance M. Shipp and Marc J. Walfish.
(3)  Based on 23,961,551 shares of Common Stock outstanding as of December 6,
     2001.

CUSIP NO. 180606 10 5             13D                         PAGE 4 OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair & Company, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    9,847,797 (1)(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,847,797 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,847,797 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.8% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------
(1) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2) Power is exercised through its principals listed on Schedule I to the Amendment No. 4 to Schedule 13D and incorporated herein by this reference.
(3)  Based on 23,961,551 shares of Common Stock outstanding as of December 6,
     2001.

CUSIP NO. 180606 10 5             13D                         PAGE 5 OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Timothy J. MacKenzie
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    9,847,797 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,847,797 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,847,797 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.8% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2)  Based on 23,961,551 shares of Common Stock outstanding as of December 6,
     2001.

CUSIP NO. 180606 10 5             13D                         PAGE 6 OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Terrance M. Shipp
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    9,847,797 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,847,797 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,847,797 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.8% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2)  Based on 23,961,551 shares of Common Stock outstanding as of December 6,
     2001.

CUSIP NO. 180606 10 5             13D                         PAGE 7 OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Marc J. Walfish
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    9,847,797 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,847,797 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,847,797 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.8% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2)  Based on 23,961,551 shares of Common Stock outstanding as of December 6,
     2001.

CUSIP NO. 180606 10 5             13D                         PAGE 8 OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Wilblairco Associates
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    9,847,797 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,847,797 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,847,797 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.8% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------
(1) Solely in its capacity as a member of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2) Power is exercised through its principals listed on Schedule II to the Amendment No. 4 to Schedule 13D and incorporated herein by this reference.
(3)  Based on 23,961,551 shares of Common Stock outstanding as of December 6,
     2001.

Item 1.       Security and Issuer.

         This statement constitutes Amendment No. 5 (the "Amendment No. 5 to
Schedule 13D") to the Statement on Schedule 13D filed with the Securities Exchange Commission ("SEC") on July 21, 2000 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 2, 2001 (the "Amendment No. 1 to Schedule 13D"), as amended by Amendment No. 2 filed with the SEC on April 20, 2001 (the "Amendment No. 2 to Schedule 13D"), as amended by Amendment No. 3 filed with the SEC on May 2, 2001 (the "Amendment No. 3 to Schedule 13D"), as amended by Amendment No. 4 filed with the SEC on December 3, 2001 (the "Amendment No. 4 to Schedule 13D") and relates to the shares of common stock, $0.001 par value (the "Common Stock") of Clarion Technologies, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 235 Central Avenue, Holland, MI 49423. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Amendment No. 4 to Schedule 13D, and if not defined therein, in the Amendment No. 3 to Schedule 13D, and if not defined therein, in the Amendment No. 2 to Schedule 13D, and if not defined therein, in the Amendment No. 1 to Schedule 13D, and if not defined therein, in the Original Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

         Item 3 is amended and restated as follows:

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the Original Note (as defined below) and the Original Warrant (as defined below) consisted of Thirty Million Dollars ($30,000,000) (of which $5,339,619 was allocated to the Original Warrant) of working capital invested by Mezzanine Fund. The "Original Note" means the Senior Subordinated Note dated July 21, 2000 in the principal amount of Thirty Million Dollars ($30,000,000) to the order of Mezzanine Fund. The "Original Warrant" means the Warrant to Purchase 2,847,797 shares of Common Stock issued to Mezzanine Fund on July 21, 2000. The Original Note and Original Warrant were filed as Exhibits 3 and 4 to the Original Schedule 13D, respectively, and are incorporated herein by reference. On August 2, 2000, Mezzanine Fund fully exercised the Original Warrant and tendered $284.78 constituting the exercise price of $0.0001 for each of the 2,847,797 shares of Common Stock subject to the Original Warrant. The source of funds used to exercise the Original Warrant consisted of working capital of Mezzanine Fund.

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the First Amendment Note (as defined below) and the First Amendment Warrant (as defined below) consisted of Two Million Dollars ($2,000,000) (of which $100,000 was allocated to the First Amendment Warrant) of working capital invested by Mezzanine Fund. The "First Amendment Note" means the First Amendment Senior Subordinated Note dated April 20, 2001 in the principal amount of Two Million Dollars ($2,000,000) to the order of Mezzanine Fund. The "First Amendment Warrant" means the Warrant to Purchase 2,000,000 shares of Common Stock issued to Mezzanine Fund on April 20, 2001. The First Amendment Note and the First Amendment Warrant were filed as Exhibits 4 and 5 to the Amendment No. 2 to Schedule 13D, respectively, and are incorporated herein by reference. On December 19, 2001, Mezzanine Fund fully exercised the First Amendment Warrant and tendered $200.00 constituting the exercise price of $0.0001 for each of the 2,000,000 shares of Common Stock subject to the First Amendment Warrant. The source of funds used to exercise the First Amendment Warrant consisted of working capital of Mezzanine Fund.

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the Second Amendment Note (as defined below) and the Second Amendment Warrant (as define below) consisted of One Million Dollars ($1,000,000) (of which $50,000 was allocated to the Second Amendment Warrant) of working capital invested by Mezzanine Fund. The "Second Amendment Note" means the Second Amendment Senior Subordinated Note dated December 6, 2001 in the principal amount of One Million Dollars ($1,000,000) to the order of Mezzanine Fund. The "Second Amendment Warrant" means the Warrant to Purchase 5,000,000 shares of Common Stock issued to Mezzanine Fund on December 6, 2001. The Second Amendment Note and the Second Amendment Warrant were filed as Exhibits 3 and 4 to the Amendment No. 4 to Schedule 13D, respectively, and are incorporated herein by reference. On December 19, 2001, Mezzanine Fund fully exercised the Second Amendment Warrant and tendered $500.00 constituting the exercise price of $0.0001 for each of the 5,000,000 shares of Common Stock subject to the Second Amendment Warrant. The source of funds used to exercise the Second Amendment Warrant consisted of working capital of Mezzanine Fund.

         The Original Note, the First Amendment Note and the Second Amendment Note are collectively referred to herein as the "Notes" and the Original Warrant, the First Amendment Warrant and the Second Amendment Warrant are collectively referred to herein as the "Warrants".

Item 4.       Purpose of Transaction.

         Item 4 is amended and restated as follows:

         Mezzanine Fund acquired the Original Warrant in connection with the purchase of the Original Note pursuant to a Senior Subordinated Loan Agreement dated July 21, 2000, by and among Issuer, Issuer's subsidiaries party thereto and Mezzanine Fund (the "Original Loan Agreement"), which was filed as Exhibit 2 to the Original Schedule 13D, and is incorporated herein by reference. Under the terms of the Original Loan Agreement, Issuer is bound by affirmative and negative covenants and will remain bound by certain of the covenants as long as Mezzanine Fund owns 50% of the Original Warrant or the shares into which the Original Warrant is exercisable.

         The Original Warrant provides that Mezzanine Fund is granted the right to observe meetings of Issuer's Board of Directors and Issuer undertakes to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting as long as Mezzanine Fund and its direct transferees own 50% or more of the Original Warrant or the shares into which the Original Warrant is exercisable. The First Amendment to Senior Subordinated Loan Documents (as defined below) provides that the Issuer's obligation to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting is suspended until further notice from Mezzanine Fund.

         Mezzanine Fund acquired the First Amendment Warrant in connection with the purchase of the First Amendment Note pursuant to a Waiver, Consent and First Amendment to Senior Subordinated Loan Documents dated April 17, 2001, by and among Issuer, Issuer's subsidiaries party thereto, Mezzanine Fund and certain additional lenders party thereto (the "First Amendment to Senior Subordinated Loan Documents"), which was filed as Exhibit 2 to the Amendment No. 3 to
Schedule 13D and is incorporated herein by reference.

         Mezzanine Fund acquired the Second Amendment Warrant in connection with the purchase of the Second Amendment Note pursuant to a Second Amendment to Senior Subordinated Loan Documents dated December 6, 2001, by and among Issuer, Issuer's subsidiaries party thereto, Mezzanine Fund and certain additional lenders party thereto (the "Second Amendment to Senior Subordinated Loan Documents", and collectively with the Original Senior Subordinated Loan Agreement, and the First Amendment to Senior Subordinated Loan Documents, the "Loan Agreement") which was filed as Exhibit 2 to Amendment No. 4 to Schedule 13D and is incorporated herein by reference.

         Mezzanine Fund exercised the Original Warrant in full on August 2, 2000. Mezzanine Fund exercised both the First Amendment Warrant and the Second Amendment Warrant in full on December 3, 2001. Mezzanine Fund acquired the Original Warrant Shares, the First Amendment Warrant Shares and the Second Amendment Warrant Shares for investment purposes. Depending on market conditions and other facts that Mezzanine Fund may deem material to its investment decision, Mezzanine Fund may purchase additional shares of Common Stock of Issuer in the open market or in private transactions or may sell an as yet undetermined amount of shares of Common Stock pursuant to transactions exempt from registration under federal securities laws or, after effectiveness of the registration statement(s) filed by the Issuer, pursuant to a Registration Rights Agreement dated July 21, 2000 between Issuer and Mezzanine Fund (the "Original Registration Rights Agreement"), as amended by the First Amendment to Senior Subordinated Loan Documents, as amended by the Second Amendment to Senior Subordinated Loan Documents. The Original Registration Rights Agreement was filed as Exhibit 5 to the Original Schedule 13D, the First Amendment to Senior Subordinated Loan Documents was filed as Exhibit 2 to the Amendment No. 2 to
Schedule 13D, the Second Amendment to Senior Subordinated Loan Documents was filed as Exhibit 2 to Amendment No. 4 to Schedule 13D, and these three agreements are incorporated herein by reference.

         Present Plans or Proposals. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.       Interest in Securities of Issuer.

         Item 5 is amended and restated as follows:

         (a)

         Mezzanine Fund

         The aggregate number of shares that Mezzanine Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 9,847,797 shares of Common Stock, which constitutes approximately 31.8% of the outstanding shares of Common Stock.

         Blair General Partner

         As the sole general partner of Mezzanine Fund, Blair General Partner may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,847,797 shares of Common

Stock, which constitutes approximately 31.8% of the outstanding shares of Common Stock. Blair General Partner disclaims beneficial ownership of all such shares of Common Stock.

         Blair

         As a member of Blair General Partner, Blair may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,847,797 shares of Common Stock, which constitutes approximately 31.8% of the outstanding shares of Common Stock. Blair disclaims beneficial ownership of all such shares of Common Stock.

         Blairco

         As a member of Blair General Partner, Blairco may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 9,847,797 shares of Common Stock, which constitutes approximately 31.8% of the outstanding shares of Common Stock. Blairco disclaims beneficial ownership of all such shares of Common Stock.

         MacKenzie

         As an Initial Managing Director of Blair General Partner, MacKenzie may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,847,797 shares of Common Stock, which constitutes approximately 31.8% of the outstanding shares of Common Stock. MacKenzie disclaims beneficial ownership of all such shares of Common Stock.

         Shipp

         As an Initial Managing Director of Blair General Partner, Shipp may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,847,797 shares of Common Stock, which constitutes approximately 31.8% of the outstanding shares of Common Stock. Shipp disclaims beneficial ownership of all such shares of Common Stock.

         Walfish

         As an Initial Managing Director of Blair General Partner, Walfish may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,847,797 shares of Common Stock, which constitutes approximately 31.8% of the outstanding shares of Common Stock. Walfish disclaims beneficial ownership of all such shares of Common Stock.

         (b)

         Mezzanine Fund

         Acting through its sole general partner, Mezzanine Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,847,797 shares of Common Stock.

         Blair General Partner

         Acting through its Initial Managing Directors and in its capacity as the sole general partner of Mezzanine Fund, Blair General Partner may be deemed to have the sole power to vote or to direct the vote and dispose or to direct the disposition of 9,847,797 shares of Common Stock.

         Blair

         Acting through its principals and in its capacity as a member of Blair General Partner, which is the sole general partner of Mezzanine Fund, Blair may be deemed to have shared power with Blairco, MacKenzie, Shipp and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 9,847,797 shares of Common Stock held by Mezzanine Fund.

         Blairco

         Acting through its principals and in its capacity as a member of Blair General Partner, which is the sole general partner of Mezzanine Fund, Blairco may be deemed to have shared power with Blair, MacKenzie, Shipp and Walfish to vote or to direct the vote or to dispose or to direct the disposition of 9,847,797 shares of Common Stock held by Mezzanine Fund.

         MacKenzie

         As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, MacKenzie may be deemed to have shared power with Blair, Blairco, Shipp and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 9,847,797 shares of Common Stock held by Mezzanine Fund.

         Shipp

         As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, Shipp may be deemed to have shared power with MacKenzie, Blair, Blairco and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 9,847,797 shares of Common Stock held by Mezzanine Fund.

         Walfish

         As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, Walfish may be deemed to have shared power with MacKenzie, Blair, Blairco and Shipp to vote or to direct the vote and to dispose or to direct the disposition of 9,847,797 shares of Common Stock held by Mezzanine Fund.

         (c) Except as set forth in Items 3, 4 and 6 of this Amendment No. 4 to
Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Common Stock during the past sixty (60) days.

         (d)      None.

         (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended and restated as follows:

         Original Warrant. Mezzanine Fund exercised the Original Warrant on August 2, 2000, pursuant to its terms, for an exercise price of $0.0001 for each of the 2,847,797 shares of Common Stock subject to the Original Warrant (the "Original Warrant Shares"). Certain terms of the Original Warrant survive its exercise. In order to prevent dilution of Mezzanine Fund's ownership percentage of Issuer's Common Stock through new issuances of Issuer's capital stock, the holder of the Original Warrant may purchase its pro rata portion of such a new issuance upon the same terms and prices of the proposed issuance. This preemptive right is inapplicable to board-approved issuances to employees, officers or directors, issuances in consideration of acquisitions and issuances to a lender in connection with a loan. The Original Warrant provides that, as long as Mezzanine Fund and its direct transferees own 50% or more of the Original Warrant Shares, Mezzanine Fund is granted the right to observe meetings of Issuer's Board of Directors and Issuer undertakes to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting. The First Amendment to Senior Subordinated Loan Documents provides that the Issuer's obligation to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting is suspended until further notice from Mezzanine Fund.

         First Amendment Warrant. Mezzanine Fund exercised the First Amendment Warrant on December 19, 2001, pursuant to its terms, for an exercise price of $0.0001 for each of the 2,000,000 shares of Common Stock subject to the First Amendment Warrant (the "First Amendment Warrant Shares"). Certain terms of the First Amendment Warrant survive its issuance. In order to prevent dilution of Mezzanine Fund's ownership percentage of Issuer's Common Stock through new issuances of Issuer's capital stock, the holder of the First Amendment Warrant may purchase its pro rata portion of such a new issuance upon the same terms and prices of the proposed issuance. This preemptive right is inapplicable to board-approved issuances to employees, officers or directors, issuances in consideration of acquisitions and issuances to a lender in connection with a loan.

         Second Amendment Warrant. Mezzanine Fund exercised the Second Amendment Warrant on December 19, 2001, pursuant to its terms, for an exercise price of $0.0001 for each of the 5,000,000 shares of Common Stock subject to the Second Amendment Warrant (the "Second Amendment Warrant Shares" and together with the Original Warrant Shares, and the First Amendment Warrant Shares, the "Warrant Shares"). Certain terms of the Second Amendment Warrant survive its issuance. In order to prevent dilution of Mezzanine Fund's ownership percentage of Issuer's Common Stock through new issuances of Issuer's Capital Stock, the holder of the Second Amendment Warrant may purchase its pro rata portion of such a new issuance upon the same terms and prices of the proposed issuance. This preemptive right is inapplicable to board-approved issuances to employees, officers or directors, issuances in consideration of acquisitions and issuances to a lender in connection with a loan.

         Registration Rights. Mezzanine Fund, as holder of the Warrant Shares, has certain registration rights with respect to the registration of the Warrant Shares pursuant to the Original Registration Rights Agreement, as amended by the First Amendment to Senior Subordinated Loan Documents, as amended by the Second Amendment to Senior Subordinated Loan Documents. Subsequent to July 21, 2001, Mezzanine Fund is entitled, at its option, to request registration under the Securities Act of all the Warrant Shares or, if only a portion of the Warrant Shares, in minimum increments of 300,000 shares of Common Stock (a "Demand Registration"). Mezzanine Fund has three Demand Registrations without regard to the form upon which Issuer files a Registration Statement and no more than two Demand Registrations in any twelve month period with respect to Registration Statements filed by Issuer on Form S-3. In addition, Issuer grants Mezzanine Fund piggyback registration rights with respect to offerings by

Issuer for its own account or for the account of any of its securityholders of shares of Common Stock.

         Exhibits. The Original Warrant and the Original Registration Rights Agreement were filed as Exhibits 4 and 5 to the Original Schedule 13D, respectively, and are incorporated herein by this reference. The First Amendment Warrant and the First Amendment to Senior Subordinated Loan Documents were filed as Exhibits 5 and 2 to the Amendment No. 2 to Schedule 13D, respectively, and are incorporated herein by this reference. The Second Amendment Warrant and the Second Amendment to Senior Subordinated Loan Documents were filed as Exhibits 4 and 2 to Amendment No. 4 to Schedule 13D, respectively, and are incorporated herein by this reference. The above brief summaries of some of the provisions of these documents are subject to qualification in their entirety by reference to the full text of such documents filed as Exhibits to the Original Schedule 13D, the Amendment No. 2 to Schedule 13D, the Amendment No. 3 to Schedule 13D, and the Amendment No. 4 to Schedule 13D.

         Except as set forth herein or in the Exhibits filed herewith or with the Original Schedule 13D, or with the Amendment No. 2 to Schedule 13D, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the shares owned by the Reporting Persons.

Item 7.       Materials to be Filed as Exhibits.

         Exhibit 1 Agreement pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2001       WILLIAM BLAIR MEZZANINE CAPITAL FUND III, L.P.,
                                a Delaware Limited Partnership

                                By: William Blair Mezzanine Capital Partners III, L.L.C., its General Partner

                                By:    /s/ Terrance M. Shipp*
                                       -----------------------------------------
                                Name:  Terrance M. Shipp
                                Title: Initial Managing Director

                                WILLIAM BLAIR MEZZANINE CAPITAL PARTNERS III, L.L.C.

                                By:    /s/ Terrance M. Shipp*
                                       -----------------------------------------
                                Name:  Terrance M. Shipp
                                Title: Initial Managing Director

                                WILBLAIRCO ASSOCIATES

                                By:    /s/ John P. Kayser*
                                       -----------------------------------------
                                Name:  John P. Kayser
                                Title: Partner

                                WILLIAM BLAIR & COMPANY, L.L.C.

                                By:    /s/ Timothy L. Burke*
                                       -----------------------------------------
                                Name:  Timothy L. Burke
                                Title  Principal


                                TIMOTHY J. MACKENZIE

                                /s/ Timothy J. MacKenzie*
                                ------------------------------------------------
                                Timothy J. MacKenzie

                                TERRANCE M. SHIPP

                                /s/ Terrance M. Shipp*
                                ------------------------------------------------
                                Terrance M. Shipp


                                MARC J. WALFISH

                                /s/ Marc J. Walfish*
                                ------------------------------------------------
                                Marc J. Walfish

*By:  /s/ Gavin Fearey
--------------------------
Gavin Fearey
Attorney-in-Fact pursuant to
Powers of Attorney previously
filed with the SEC as Exhibit 2
to Amendment No. 1 to Schedule 13D
and incorporated herein by reference.